Exhibit 99.1

PV Nano Cell to Begin Trading Today on the OTCQB Market

MIGDAL HA’EMEK, ISRAEL (December 15, 2016) – PV Nano Cell (OTCQB: PVNNF), an innovative producer of single-crystal, metal nanometric based conductive digital inks, announced today that the Company's common stock has been upgraded and approved for trading on the OTCQB Market under the ticker symbol “PVNNF”. The Company’s stock started trading today, December 15, 2016, on the OTCQB.

“Trading our common stock on the OTCQB is a significant step forward for PV Nano as we look to build shareholder value and initiate commercial sales in 2017. By providing our shareholders access to an effective market for their shares of stock we believe we will be more able to reflect the progress we have made over the past year and opportunities ahead in our shares,” said Dr. Fernando de la Vega, CEO of PV Nano Cell.

"Our innovative conductive inks have the opportunity to revolutionize the commercial manufacturing possibilities for advanced electronics across a broad number of billion dollar industries, including photovoltaics, printed circuit boards, antennas, sensors, smart cards, touchscreens and advanced packaging. We believe that the impact our technology has on these types of electronic products will be recognized by the investment community, especially as our financials begin to reflect our initial commercial sales," concluded Dr. de la Vega.

The OTCQB Venture Market is for early stage and developing U.S. and international companies. Companies are current in their reporting and undergo an annual verification and management certification process.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell's Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit PVNanoCell.com.

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contact:

Megan Vandenbos

megan@antennagroup.com

201-465-8019

Investor Contacts:

Garth Russell / Allison Soss

grussell@kcsa.com / asoss@kcsa.com

212-896-1250 / 212-896-1267